June 30, 2010

Igor Svishevskiy, President
Dragon Beverage, Inc.
1945 Judwick Drive
Columbus, OH 43229

    RE: **Dragon Beverage, Inc.**
            Amendment No. 2 to Registration Statement on Form S-1
            Filed June 16, 2010
            File No. 333-165863

Dear Mr. Svishevskiy:

       We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors

"Because competition from traditional non-alcoholic beverage manufacturers…" page 9

1. We note your revised disclosure and response to prior comments 10 and 13 from our letter dated June 4, 2010. You state on page 27 that you "do not have a written agreement with Market Beverage Group, Inc." You also state that you have no existing market for your planned products. Given that you do not have an existing market or a contract with Market Beverage, it is unclear on what basis you state on page nine that all of your "distribution relationships and existing markets are expected to be conducted through" Market Beverage Group, Inc. Please revise accordingly.

Plan of Distribution, page 19

2. We note the new disclosure added to the second paragraph. Please state the time frame in which you "intend to contact an authorized Over-The-Counter Bulletin Board market-maker for sponsorship …"

3. Any expenses associated with having a sponsorship should be disclosed along with the source of funds to be used for this purpose.

4. We reissue prior comment 23 with respect to the ownership of the company's shares, stock issued to the founders, and any transfers to the current president.

Directors, Executive Officers… page 21

5. We note your response to prior comment 19. It is unclear why you deleted disclosure pertaining to the computer business started and operated by Mr. Svishevskiy. Please revise to provide the requested disclosure or advise.

Our Products, page 29

6. We note your response to prior comments one, three, 24 and 30 from our letter dated June 4, 2010. We also note statements that you "are in the process of developing…," "have finalized the end product," and "have ordered the development of our product…" You still do not explain the status of your products to be developed and what role you have played and will play. For example, it is unclear if the three samples were developed solely by Market Beverage and will serve as the model for the products you plan to have manufactured and distributed by third parties. It is unclear what role, if any, you played in, for example, the development of the ingredients. In this regard, statements such as "We are in the process of developing…" and "We have not yet manufactured…" suggest that you have developed the samples and plan to manufacture them, which appears inconsistent with your dependence on other parties for these tasks as referenced in other disclosure. Please revise accordingly where appropriate. We may have further comment.

Distribution, page 30

7. Provide clarification of the steps you will take, and an approximate timeline, for entering into distribution agreements, including an agreement that would cover nationwide distribution.

8. If a contract has been executed, please outline all the material provisions of the agreement and file the contract as an exhibit to the registration statement as required by Item 601(b)(10) of Regulation S-K.

9. Please revise to disclose how you intend for your products to be shipped from the manufacturer to the supermarkets and other stores, and to UFS.

Marketing, page 31

    10. We note your response to prior comment 34 of our letter dated June 4, 2010. Please specify whether you have entered into an agreement with or selected any contractors.

Regulatory Matters, page 33

    11. We note your response to prior comment 35. Please revise to address how you anticipate funding advice sought from third parties if your revenues are insufficient to cover the associated fees.

Employees, page 34

    12. Given the president's apparent work for other entities, please disclose the approximate number of hours he plans to devote to the company per week.

Management's Discussion and Analysis of Financial Condition…

Overview, page 35

    13. Disclose the sources of funding used for the expenses incurred to date.

    14. We note your response to comment 40 and the statement that the amount of money you need to implement your business plan cannot be estimated. It is unclear why you do not provide disclosure regarding the approximate amount of funds required to enter into the distribution, manufacturing and other agreements assumed in the disclosure appearing on pages 29, 30 and elsewhere. Please revise accordingly. In this regard, it appears risk factor disclosure may be appropriate if you do not know the approximate costs associated with implementing your business plan, especially to the extent that requires entering into the types of agreements you describe on pages 29, 30 and elsewhere. We may have further comment.

Results of Operations for the Three Months Ended March 31, 2010… page 35

    15. As previously requested, please provide more detail for the $20,574 amount in "general and administrative" expenses.

Liquidity, page 36

    16. As previously requested in comment 42 from our June 4, 2010 letter, please state how long the company's assets will satisfy its cash requirements.

Certain Relationships and Related Transactions, page 37

     17. As previously requested, please state the dollar amount of the promissory note.

     18. With respect to prior comment 45, please briefly provide the basis for your conclusion that the note is not material.

Part II

Item 26. Recent Sales of Unregistered Securities, page 44

     19. We reissue our previous comment 50 from the June 4, 2010 letter. Please disclose the date(s) for the February and March, 2010 issuances of securities. Please refer to Item 701(a) of Regulation S-K.

Form D

     20. We note your response to prior comment 17. Please advise us what consideration you have given to amending the Form D that was filed on April 5, 2010.

Closing Comments

       You may contact John Archfield, staff accountant at (202) 551-3315 or Ryan Milne, accounting reviewer at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Janice McGuirk, examiner at (202) 551-3395 or David Link, legal reviewer at (202) 551-3356 with any other questions.

                        Sincerely,

                        John Reynolds,
                        Assistant Director

cc: via fax to Ryan Alexander, Esq.
           (702) 868-3312